Exhibit 99.1

6 May 2016

InterContinental Hotels Group PLC (“IHG” or the “Company”)

Results of 2016 Annual General Meeting: Special Dividend and Share Consolidation

The Annual General Meeting of InterContinental Hotels Group PLC was held on 6 May 2016. All resolutions set out in the Notice of AGM sent to Shareholders on 4 April 2016 were duly passed, including the resolution in connection with IHG’s proposed Share Consolidation.

Special Dividend

The Share Consolidation was proposed in the context of a Special Dividend of US$6.329 per Existing Ordinary Share or per ADS (as applicable) immediately prior to the Share Consolidation. Following today’s approval of all of the resolutions by Shareholders, it is proposed to pay the Special Dividend of US$6.329 per Existing Ordinary Share or per ADS (as applicable) to Shareholders on the Register as at 6.00 pm today, 6 May 2016, in Pounds Sterling and to ADR holders on the ADR register as at 4.00 pm (New York time) today, 6 May 2016 (being the close of business on the day before the ADR effective date), in US dollars. The Pounds Sterling amount to be paid in respect of the Special Dividend will be calculated on 12 May 2016, based on the average of the market exchange rates on the three dealing days commencing 9 May 2016, using the WM/Reuters closing midpoint spot rate as at 4:00 pm (London time). The Special Dividend is expected to be paid to Shareholders and to holders of ADRs on 23 May 2016.

Listing and Trading Application

Application has been made for 206,379,760 New Ordinary Shares of 18 318/329 pence (including 8,862,380 treasury shares) to be admitted to the premium segment of the Official List to the UK Listing Authority and to be admitted to trading on the London Stock Exchange’s main market for listed securities to the London Stock Exchange. It is expected that dealings in the New Ordinary Shares will commence on 9 May 2016.

Results of Annual General Meeting

Voting was conducted by way of a poll on all resolutions proposed at the Annual General Meeting. The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1	Report and Accounts 2015	175,385,552	99.98	35,842	0.02	175,421,394	60,850
2	Directors’ Remuneration Report 2015	167,998,487	98.58	2,427,740	1.42	170,426,227	5,056,017
3	Declaration of final dividend	175,427,814	99.99	9,800	0.01	175,437,614	44,630
4(a)	Re-election of Anne Busquet as a Director	173,369,978	99.68	557,702	0.32	173,927,680	1,554,564
4(b)	Re-election of Patrick Cescau as a Director	175,072,055	99.80	343,272	0.20	175,415,327	66,917
4(c)	Re-election of Ian Dyson as a Director	165,492,323	97.51	4,225,636	2.49	169,717,959	5,764,285
4(d)	Re-election of Paul Edgecliffe-Johnson as a Director	169,963,093	96.89	5,452,743	3.11	175,415,836	66,408
4(e)	Re-election of Jo Harlow as a Director	175,277,969	99.92	136,576	0.08	175,414,545	67,699

4(f)	Re-election of Luke Mayhew as a Director	174,218,819	99.32	1,195,810	0.68	175,414,629	67,615
4(g)	Re-election of Jill McDonald as a Director	175,303,861	99.94	113,539	0.06	175,417,400	64,844
4(h)	Re-election of Dale Morrison as a Director	175,348,378	99.96	66,095	0.04	175,414,473	67,771
4(i)	Re-election of Richard Solomons as a Director	175,374,773	99.98	38,529	0.02	175,413,302	68,942
5	Reappointment of Auditor	165,344,037	95.31	8,138,469	4.69	173,482,506	1,994,939
6	Remuneration of Auditor	175,287,431	99.93	127,754	0.07	175,415,185	62,261
7	Political donations	170,861,926	98.03	3,429,946	1.97	174,291,872	1,185,574
8	Share consolidation	175,258,431	99.92	138,118	0.08	175,396,549	80,897
9	Allotment of shares	148,117,478	85.11	25,914,006	14.89	174,031,484	1,444,443
10	Disapplication of pre-emption rights	151,655,206	89.36	18,048,897	10.64	169,704,103	5,771,824
11	Authority to purchase own shares	173,595,723	98.96	1,827,950	1.04	175,423,673	52,254
12	Notice of General Meetings	160,785,847	92.20	13,607,367	7.80	174,393,214	1,082,712

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	The total number of Existing Ordinary Shares in issue, excluding treasury shares, on 4 May 2016 was 237,020,856. The Company holds just over 10.6 million treasury shares.

4.	Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at http://www.hemscott.com/nsm.do

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Circular to Shareholders dated 4 April 2016.

For further information

Investor Relations (Catherine Dolton, Adam Smith):	+44 (0)1895 512176	+44 (0)7808 098724

Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE™ Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and nearly 742,000 guest rooms in almost 100 countries, with nearly 1,400 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme, with nearly 94 million members worldwide.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.